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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                           -------------------------
                                  SCHEDULE TO
                                 (Rule 13e-4)

                           -------------------------
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                           -------------------------
                           KANA COMMUNICATIONS, INC.
                      (Name of Subject Company (Issuer))

                           -------------------------
                           KANA COMMUNICATIONS, INC.
                       (Name of Filing Person (Offeror))

                           -------------------------
      Certain Options to Purchase Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                           -------------------------
                                  483 600 10 2
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                           -------------------------
                                 James C. Wood
                            Chief Executive Officer
                           Kana Communications, Inc.
                                  740 Bay Road
                         Redwood City, California 94063
                                 (650) 298-9282
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copy to:
                           David A Makarechian, Esq.
                            Stephen B. Sonne, Esq.
                             Two Embarcadero Place
                                2200 Geng Road
                          Palo Alto, California 94303
                                (650) 424-0160



[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer.
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     The filing of this Amendment No. 3 to Schedule TO shall not be construed as an admission by Kana Communications, Inc. that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                            Introductory Statement

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 28, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on March 16, 2001 and by Amendment No. 2 thereto filed with the Securities and Exchange Commission on April 2, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, having an exercise price per share of more than $5.00 for restricted shares of our common stock and for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated February 28, 2001, and the related Letter of Transmittal. This Amendment No. 3 eliminates the threshold exercise price of eligible options and extends the offer period by ten business days such that the offer shall expire at 5:00 p.m., Pacific Time, on Thursday, April 19, 2001.

Cover Page

     The cover page of the Schedule TO is hereby amended such that the title and class of securities to which the Offer pertains shall be as follows:

          Certain Options to Purchase Common Stock, Par Value $.001 Per Share

Item 2.   Subject Company Information.

     The first paragraph of Item 2(b) of the Schedule TO, as amended, is hereby amended in its entirety to read as follows:

               (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options, other than the "100-Share Options" (as defined below), to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), (the "Options") which are outstanding under the Kana Communications, Inc. 1999 Stock Incentive Plan (the "1999 Plan"), the Kana Communications, Inc. 1999 Special Stock Option Plan and the Kana Communications, Inc. 1997 Stock Option/Stock Issuance Plan, as well as the following stock option plans assumed by Kana Communications, Inc. in connection with its acquisition of the plan sponsor: the Connectify, Inc. 1998 Stock Plan, the netDialog, Inc. 1997 Stock Plan, the Business Evolution, Inc. 1999 Stock Plan, the Silknet Software, Inc. 1999 Stock Option and Stock Incentive Plan, the Silknet Software, Inc. Employee Stock Option Plan and the Insite Marketing Technology 1997 Stock Option Plan, for new options (the "New Options") to purchase shares of Common Stock to be granted under the 1999 Plan and for shares of restricted Common Stock ("Restricted Stock") to be issued under the 1999 Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of
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          Transmittal" and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer), attached hereto as Exhibit (a)(2).

Item 12.  Exhibits

     A. The Offer to Exchange, dated February 28, 2001, attached to the Schedule TO as exhibit (a)(1) thereto, as subsequently amended, (the "Offer to Exchange") is hereby further amended to extend the offer period such that the offer shall expire at 5:00 p.m., Pacific Time, on April 19, 2001.

     B. The Offer to Exchange is hereby amended to delete all references to a threshold exercise price of more than $5.00 per share in defining "eligible options" or otherwise describing the options subject to the Offer.

     C. The seventh paragraph on the introductory pages of the Offer to Exchange is hereby amended to add the following sentence as the last sentence of that paragraph:

          As of March 30, 2001, options to purchase 18,970,364 shares of our common stock, not including the 100-share options, were issued and outstanding under the option plans.

     D. The second paragraph of Section 8 of the Offer to Exchange is hereby amended in its entirety to read as follows:

                    If we receive and accept tenders of all eligible options and special options, we will grant new options to purchase a total of approximately 14,027,200 shares of our common stock, and we will issue approximately 2,003,885 shares of restricted stock. If all eligible options and special options are properly tendered and accepted and cancelled, the common stock issuable upon exercise of such new options together with the shares of restricted stock to be issued will equal approximately 17.0% of the total shares of our common stock outstanding as of March 30, 2001. All tendered eligible and special options granted under the 1999 plan (but not those granted under the other option plans) that are accepted and cancelled will, after such cancellation, be available for regrant and issuance under the 1999 plan, and may provide some of the necessary shares reserved under the 1999 plan in order to carry out the exchange that is the subject of this offer.

     E. The first paragraph of Section 10 of the Offer to Exchange is hereby amended in its entirety to read as follows:

                    A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of March 30, 2001, our executive officers and directors as a group beneficially owned options outstanding under our various stock plans to purchase a total of 2,153,598 shares of our common stock which represented approximately 2.3% of the shares subject to all options outstanding under our various stock plans as of that date. Of the options held by these persons, options to purchase a total of 1,968,198 shares of common stock are eligible options and options to purchase a total of 185,000 shares of common


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          stock are special options. Our executive officers have informed us that they intend to tender their eligible options pursuant to the offer. Our non-employee directors have informed us that they do not intend to tender any options pursuant to the offer.

     F.  The Letter of Transmittal, attached to the Schedule TO as exhibit
(a)(2) thereto, as amended, (the "Letter of Transmittal") is hereby further amended to extend the offer period such that the offer shall expire at 5:00 pm, Pacific Time, on April 19, 2001.

     G. The Letter of Transmittal is hereby amended to delete all references to a threshold exercise price of more than $5.00 per share in defining "eligible options" or otherwise describing the options subject to the Offer.

     H. Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (a)(12), which is attached hereto, as follows:

     (a) (12) Form of Announcement to Eligible Option Holders of Extension and Expansion of the Offer.



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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

                                  Kana Communications, Inc.


                                  /s/  James C. Wood
                                     --------------------
                                  James C. Wood
                                  Chief Executive Officer

Date:  April 5, 2001






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                               INDEX TO EXHIBITS

Exhibit
Number      Description
----------  -----------
99.(a)(12)  Form of Announcement to Eligible Option Holders of Extension and
            Expansion of the Offer.